# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rise Gold Corp., CIK 0001424864
CUSIP: 76760R100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1250 - 625 Howe Street, Vancouver, British Columbia Canada (A1), V6C 2T6
Date of event which requires filing of this statement: 05/08/2025
Amends the filing with accession number 0001062993-24-009492
Filed by CIK 0001965660
Persons authorized to receive notices and communications: Daniel Oliver Jr., 713 Silvermine Road, New Canaan, Connecticut (CT), 06840, 646-797-3134

## Reporting persons
- Daniel Oliver Jr (CIK 0001965660): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,579,723; shared voting power 13,663,191; sole dispositive power 1,579,723; shared dispositive power 13,663,191; aggregate amount beneficially owned 15,242,914 (16.4% of the class)
  Comment: Percent of class is calculated based on 92,370,467 shares outstanding as of 5-13-25.
- Myrmikan Gold Fund, LLC (CIK 0001848738): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The Fund does not have the ability, directly or indirectly, to vote or dispose of the Issuer's shares owned of record by the Fund.
- Myrmikan Capital, LLC (CIK 0001965935): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,663,191; sole dispositive power 0; shared dispositive power 13,663,191; aggregate amount beneficially owned 13,663,191 (14.8% of the class)
  Comment: Percent of class is calculated based on 92,370,467 shares outstanding as of 5-13-25.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Rise Gold Corp.
Address of issuer's principal executive offices: 1250 - 625 Howe Street, Vancouver, British Columbia Canada (A1), V6C 2T6

## Item 2. Identity and Background
Name of person filing: This Schedule 13D amendment (this "Amendment") has been jointly filed by Daniel Oliver Jr. as an individual, Myrmikan Gold Fund, LLC, a private investment fund (the "Fund"), and Myrmikan Capital, LLC, an investment adviser and manager of the Fund (the "Manager"). Mr. Oliver owns a 97.5% membership interest in, and is the manager of, the Manager. The parties filing the Amendment are also referred to herein as "reporting persons."
Residence or business address: The address of each of the reporting persons is 713 Silvermine Road, New Canaan, Connecticut 06840.
Present principal occupation or employment: The Fund's principal business is investing in securities. The Manager's principal business is providing investment management for the Fund. Mr. Oliver's principal business is acting as manager of the Manager and providing investment management for the Fund.
Criminal convictions in the last five years: During the last five years none of the reporting persons has been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Oliver is a citizen of the United States. The Fund is a Delaware limited liability company. The Manager is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Oliver is the manager of Eridanus Capital, LLC ("Eridanus"). On May 8, 2025, Eridanus purchased some units (the "Units") from the Issuer in a private offering (the "Offering") for a purchase price of $0.082 per Unit (the "Purchase Price"). Each Unit was comprised of one share of the Issuer's common stock (each, a "Share") and one-half common stock purchase warrant (each whole warrant, a "Warrant"). By its terms, each Warrant is exercisable to buy an additional Share at an exercise price of $0.15 for a term of three years. Eridanus used its own investment funds to pay the Purchase Price. Eridanus immediately distributed the Units to its members on a pro rata basis without receiving any compensation for them. As a member of Eridanus, Mr. Oliver received 609,600 Shares and 304,800 Warrants.

On behalf of the Fund, the Manager also purchased 6,490,342 Units in the Offering on May 8, 2025, which consisted of 6,490,342 Shares and 3,245,171 Warrants. The Manager used the Fund's own investment funds to pay the Purchase Price.

See Items 5, 6 and 7 below for additional information regarding the Warrants and other warrants held by the reporting persons.

On March 25, 2025, the Issuer granted Mr. Oliver 60,000 stock options, each of which gives the holder the right to buy one share of the Issuer's common stock at an exercise price of $0.10 per share for a term of five years.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Oliver and the Manager, on behalf of the Fund, each acquired Units as described in Item 3 for investment purposes. All securities of the Issuer that are beneficially owned by the reporting persons are held for investment purposes.

Mr. Oliver intends to continue to seek to influence the policies of the Issuer with a goal of maximizing the value of the Issuer's common stock.

Except as described above, the reporting persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, except that, with respect to paragraph (d), Mr. Oliver may participate in making changes to the present board of directors in connection with the normal nominating process of the full board of directors for the Issuer's annual meetings of stockholders.

The reporting persons may purchase common stock or sell or transfer common stock beneficially owned by them from time to time in private or public transactions depending on economic considerations. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the purchase or sale of the common stock by applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this report, Mr. Oliver beneficially owns, directly or indirectly, a total of 15,242,914 shares of the Issuer's common stock, which constitutes 16.4% of the class of common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The Manager has voting and investment power over, and therefore beneficially owns, the 13,663,191 shares of common stock held of record by the Fund, which constitutes 14.8% of the class as calculated in accordance with Rule 13d-3. As the manager of the Manager, Mr. Oliver is likewise deemed to indirectly beneficially own the shares held of record by the Fund, and such shares are included in the shares reported as beneficially owned by him.

Rule 13d-3 provides, in part, that shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option or warrant) within 60 days. In that regard, see the disclosure in Item 6 about warrants of the Issuer held by Mr. Oliver and by the Fund.

In computing the percentage ownership of any person under Rule 13d-3, the number of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the person does not necessarily reflect a person's actual ownership or voting power with respect to the number of shares actually outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Oliver has sole beneficial ownership of 1,579,723 shares of common stock, 1,210,653 of which are outstanding and 369,070 of which underlie stock options.

Mr. Oliver and the Manager share beneficial ownership of 13,663,191 shares of common stock held of record by the Fund.
Transactions in the class effected during the past sixty days: The information in Item 3 is incorporated in this item by reference. Other than as disclosed in Item 3, the reporting persons did not engage in any transactions in the Issuer's class of common stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Fund has determined that, because the Manager has exclusive voting and investment power over the Issuer's shares held of record by the Fund, and the members of the Fund do not have the ability to remove the Manager, the Fund does not now and never has beneficially owned the Issuer's common stock that the Fund holds of record. This amendment is being filed, in part, to provide this correction. Mr. Oliver and the Manager continue to be the beneficial owners of more than 5% of the Issuer's class of common stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Oliver serves as a member of the Issuer's Board of Directors.

The information provided in Items 3, 4 and 5 is incorporated by reference in its entirety in this Item 6.

On April 9, 2024, Mr. Oliver and the Fund each entered into a warrant standstill agreement with the Issuer, pursuant to which each agreed not to exercise their outstanding warrants to buy the Issuer's common stock. On May 8, 2025, Mr. Oliver and the Fund each amended and restated their respective warrant standstill agreements with the Issuer to include all warrants of the Issuer currently held by each. Each warrant standstill agreement will remain in effect until terminated upon 61 days' written notice to the Issuer from Mr. Oliver or the Fund, respectively. Accordingly, the reporting persons currently do not beneficially own any of the shares of common stock underlying the warrants covered by the agreements, as defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The reporting persons entered into a Joint Filing Agreement dated September 29, 2023, which was filed as Exhibit "A" to the initial filing of this Schedule 13D.

The Form of Warrant Standstill Agreement between Daniel Oliver Jr. and the Issuer dated April 9, 2024 was filed as Exhibit "B" to this Schedule 13D in Amendment No. 2 filed on April 12, 2024.

The Form of Warrant Standstill Agreement between Myrmikan Gold Fund, LLC and the Issuer dated April 9, 2024 was filed as Exhibit "C" to this Schedule 13D in Amendment No. 2 filed on April 12, 2024.

The Form of Amended and Restated Warrant Standstill Agreement between Daniel Oliver Jr. and the Issuer dated May 8, 2025 is filed with this Amendment as Exhibit "G" to this Schedule 13D.

The Form of Amended and Restated Warrant Standstill Agreement between Myrmikan Gold Fund, LLC and the Issuer dated May 8, 2025 is filed with this Amendment as Exhibit "H" to this Schedule 13D.

Exhibits "D", "E" and "F" filed with Amendment No. 3 to this Schedule 13D are superseded by the exhibits that are filed with this Amendment No. 4.

## Signatures
- Daniel Oliver Jr: /s/ Daniel Oliver Jr, Daniel Oliver Jr (05/19/2025)
- Myrmikan Gold Fund, LLC: /s/ Daniel Oliver Jr, Daniel Oliver Jr, Manager of Myrmikan Capital, LLC (05/19/2025)
- Myrmikan Capital, LLC: /s/ Daniel Oliver Jr, Daniel Oliver Jr, Manager (05/19/2025)